 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

Determine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

250660107
(CUSIP Number)

Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A6	Page 2 of 10

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,328,791
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
10,328,791
	10	SHARED DISPOSITIVE POWER
241,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,570,252*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 159,884 shares of common stock at an exercise price of $7.00 per share, (iv) Warrants to purchase 137,225 shares of common stock at an exercise price of $7.00 per share, (v) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (vi) $2,618,031.73 of Junior Secured Convertible Promissory Notes convertible into 459,289 shares of common stock at a conversion price of $5.70, (vii) $2,244,446.68 of Junior Secured Convertible Promissory Notes convertible into 748,128 shares of common stock at a conversion price of $3.00, (viii) $1,264,987.90 of Junior Secured Convertible Notes convertible into 421,658 shares of common stock at a conversion price of $3.00, and (ix) a Warrant to purchase 5,250,000 shares of common stock at an exercise price of $0.01 per share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 22,665,669 outstanding shares of common stock (as described in Item 5 hereto).

SCHEDULE 13D/A6

This constitutes Amendment No. 6 (the “Filing”) to the statement on Schedule 13D filed on behalf of Neil S. Subin (“Mr. Subin” or “Reporting Person”), dated and filed January 23, 2018 (as amended, the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Company”). The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Subin (i) has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III (the “Miller Entities”), and (ii) serves as trustee of a number of Miller Family trusts, including, among others, (a) LIM III - Trust A-4 (“LIM III- Trust A-4”), (b) MBM - Trust A-4 (“MBM - Trust A-4”), (c) Milfam I L.P. (“Milfam I”), (d) Milfam II L.P. (“Milfam II”), (e) Trust C (“Trust C”), (f) Trust D (“Trust D”), (g) Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”), and (h) the Trust Account (the “Trust Account”).

All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $2,601,115.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $2,601,092.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $840,150.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $9,960,213.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $1,914,250.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00. All of the Shares purchased by LIM Revocable Trust were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the Shares purchased by the LIM Revocable Trust was approximately $2,311,245.00. All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the Shares purchased by the Trust Account was approximately $749,998.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments, if applicable.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended as follows:

The purpose of this Amendment is to report, since the filing of Amendment No. 5 to the Statement on Schedule 13D, dated December 31, 2018 (the “Amendment No. 5”), certain payments in kind received from Determine, and to add further disclosures regarding Determine and Alimco Financial Corporation (“Alimco”), which has filed a separate report regarding Shares of Determine.

Amendment of Junior Secured Convertible Purchase Agreement and Issuance of Junior Secured Promissory Notes and Issuance of Common Stock Warrant

As described on the Company’s report on Form 8-K filed on December 28, 2018, on December 21, 2018, Milfam II entered into that certain Amendment No. 2 (the “December 2018 Amendment”) to the existing Junior Secured Convertible Note Purchase Agreement (the “Purchase Agreement”), dated as of December 27, 2016, with the Company and Alimco. (collectively, the “Investors”).

Pursuant to Amendment No. 2, among other things, the Investors advanced an aggregate of $2,473,477 to the Company, which advances were evidenced by Junior Secured Promissory Notes (the “December 2018 Notes”) which accrue interest at an annual rate of 10%, payable quarterly, beginning on December 31, 2018. The Company has the option to pay any amounts of interest due under the December 2018 Notes by compounding and adding such interest amount to the unpaid principal amount of the December 2018 Notes, based on an interest rate calculated at 12% per annum. The December 2018 Notes are due on the earlier of (i) December 27, 2021 or (ii) a transaction resulting in a change of control of the Company (the “Maturity Date”). In addition, pursuant to the terms of Amendment No. 2, the Company issued to each of Milfam II and Alimco warrants exercisable for up to 5,250,000 shares of the Company’s common stock at an exercise price of $0.01 per share (the “Warrants”) on December 21, 2018.

The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the December 2018 Amendment, the December 2018 Notes, and the Warrants filed as Exhibits 10.1 through 10.5 in the Issuer’s Form 8-K filed on December 28, 2018, the description of the Purchase Agreement and Junior Secured Promissory Notes set forth in the Issuer’s Form 8-K filed on November 21, 2018 and the description of the Security Agreement and Subordination Agreement filed as Exhibits 10.4 and 10.5 to the Issuer’s Form 8-K filed on December 30, 2016, each of which are incorporated by reference herein.

Previously, on December 27, 2016, Milfam II entered into that certain Junior Secured Convertible Note Purchase Agreement (the “December 2016 Junior Secured Convertible Note Purchase Agreement”) with the Company, pursuant to which the Company issued and sold a junior secured convertible promissory note (the “December 2016 Note”) to Milfam II in the principal amount of $1 million. This summary does not purport to be complete and is qualified in its entirety by reference to the form of December 2016 Notes and December 2016 Junior Secured Convertible Note Purchase Agreement which were filed as Exhibits 10.1 and 10.2 to the Issuer’s Form 8-K filed on December 30, 2016 and are incorporated herein by reference.

Previously, on December 16, 2015, certain Miller Entities entered into that certain Junior Secured Convertible Note Purchase Agreement (the “December 2015 Junior Secured Convertible Note Purchase Agreement”) with the Company, pursuant to which the Company issued and sold junior secured convertible promissory notes (the “December 2015 Notes”) to the Miller Entities in an aggregate amount of $1,800,000.00. This summary does not purport to be complete and is qualified in its entirety by reference to the form of December 2015 Notes and December 2015 Junior Secured Convertible Note Purchase Agreement which were filed as Exhibits 10.1 and 10.2 to the Issuer’s Form 8-K filed on December 17, 2015 and are incorporated herein by reference.

Previously, on March 11, 2015, certain Miller Entities entered into that certain Junior Secured Convertible Note Purchase Agreement (the “March 2015 Junior Secured Convertible Note Purchase Agreement”) with the Company, pursuant to which the Company issued and sold junior secured convertible promissory notes (the “March 2015 Notes”) to the Miller Entities in an aggregate amount of $3,000,000.00. This summary does not purport to be complete and is qualified in its entirety by reference to the form of March 2015 Notes and March 2015 Junior Secured Convertible Note Purchase Agreement which were filed as Exhibits 10.5 and 10.6 to the Issuer’s Form 8-K filed on March 16, 2015 and are incorporated herein by reference.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, strategy and future plans of the Issuer, and otherwise with the objective of enhancing shareholder value. The Reporting Person may in the future take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, assets or operations of the Issuer, acquiring additional Shares or other securities, disposing of some or all of his Shares or other securities, engaging in short selling of or any hedging or similar transaction with respect to the Shares or other securities or changing his intention with respect to any and all matters referred to in Item 4.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or his business or securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Person may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)          Mr. Subin may be deemed to beneficially own 10,570,252 Shares, which is equal to approximately 46.6% of the 22,665,669 outstanding Shares. As of the date hereof, (a) 629,948 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $436.338.15 convertible into 76,547 Shares, and (v) a Junior Secured Convertible Note in the amount of $374,074.45 convertible into 124,686 Shares), (b) 629,946 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $436,338.15 convertible into 76,547 Shares, and (v) a Junior Secured Convertible Note in the amount of $374,074.45 convertible into 124,686 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 7,702,018 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $872,679.06 convertible into 153,098 Shares, (vi) a Junior Secured Convertible Note in the amount of $748,148.89 convertible into 249,378 Shares, (vii) a Junior Secured Convertible Note in the amount of $1,264,987.90 convertible into 421,658 Shares, and (viii) a Warrant to purchase 5,250,000 Shares), and (h) 653,295 of such beneficially owned Shares are owned by LIM Revocable Trust (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $872,676.37 convertible into 153,097 Shares, and (ii) a Junior Secured Convertible Note in the amount of $748,148.89 convertible into 249,378 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 22,665,669 outstanding Shares referenced above is the total of the following amounts: (i) 15,056,742 outstanding Shares as reported in the Company’s 10-Q filed on November 14, 2018, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 159,884 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 137,225 Shares at an exercise price of $7.00 per share, (v) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (vi) $2,618,031.73 of Junior Secured Convertible Notes convertible into 459,289 Shares, (vii) $2,244,446.68 of Junior Secured Convertible Notes convertible into 748,128 Shares, (viii) $1,264,987.90 of Junior Secured Convertible Notes convertible into 421,658 Shares, and (ix) a warrant to purchase 5,250,000 Shares at an exercise price of $0.01 per share.

As reported by Alimco in a separate filing, Alimco may be deemed to beneficially own approximately 6,141,067 Shares, which is equal to approximately 29.2% of the 21,019,352 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 21,019,352 outstanding Shares referenced above is the total of the following amounts: (i) 15,056,742 outstanding Shares as reported in the Company’s 10-Q filed on November 14, 2018, (ii) $872,840.37 of Junior Secured Convertible Notes convertible into 290,947 Shares, (iii) $1,264,987.89 of Junior Secured Convertible Notes convertible into 421,663 Shares, and (iv) a Warrant to purchase 5,250,000 shares of common stock at an exercise price of $0.01 per share. An officer and director of Alimco also has beneficial ownership of Shares of the Company, as described in the report filed separately by Alimco. The Shares reported by Mr. Subin in this Filing do not include Shares reported separately by Alimco.

As reported by Alimco in a separate filing, Mr. Subin serves as a member of the Board of Alimco. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Alimco has separately reported beneficial ownership of certain securities of the Issuer held by Alimco, constituting in the aggregate approximately 29.2% of the outstanding Shares of the Issuer as described in such report. Each of Mr. Subin, the Miller Entities and Alimco disclaims beneficial ownership of the Shares and other securities covered by this Filing or securities convertible into or exercisable for Common Stock, other than any Shares or other securities reported herein as being directly owned by him or it, as the case may be. Mr. Subin and Alimco may be deemed to constitute a “group” for purposes of Section 13(d) the Exchange Act. Each of Mr. Subin and Alimco disclaims the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

(b)           Mr. Subin may be deemed to have sole voting and dispositive power for all Shares held by LIM III - Trust A-4, MBM - Trust A-4, Trust C, Milfam I, Milfam II, and LIM Revocable Trust. Mr. Subin may be deemed to have shared voting and dispositive power for all Shares held by Trust D and the Trust Account.

(c)          The following table details the transactions effected by the Reporting Person in the past 60 days since the filing of Amendment No. 5 in the form of payments in kind on securities of the Company:

	LIM III - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
December 31, 2018	2,999	$0.00*

	MBM - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
December 31, 2018	2,999	$0.00*

	LIM Revocable Trust
Date of Transaction	Number of Shares Acquired	Price Per Share
December 31, 2018	5,999	$0.00*

	Milfam II
Date of Transaction	Number of Shares Acquired	Price Per Share
December 31, 2018	5,999	$0.00*
December 31, 2018	12,057	$0.00*

*Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the respective applicable Note.

The following table details the transactions, including payments in kind on securities of the Company, effected by Alimco in the past 60 days, which are excluded from the Shares reported in this Filing.

Date of Transaction	Number of Shares Acquired	Price Per Share
December 21, 2018	5,250,000	$0.00*
December 31, 2018	6,999	$0.00**
December 31, 2018	12,057	$0.00**

*Warrant converts to shares of common stock at an exercise price of $0.01 per share.

**Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the respective applicable Note.

(d)           Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including Milfam II.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

The Reporting Person may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (any of the foregoing, a "Secured Party") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, swap, or other financing or business arrangements. If the Reporting Person enters into such arrangements and subsequently defaults under the terms of any such arrangement, the Secured Party might acquire the right to vote and/or dispose of the securities of the Issuer which have been posted as collateral.

The Reporting Person’s rights with respect to the Shares of Common Stock, the convertible notes, and the warrants are subject to the terms and conditions described in Item 4. For a complete description, your attention is directed to each of these documents which have been incorporated by reference as exhibits to this Filing and are incorporated herein by reference. The Reporting Person may take actions permitted or contemplated by such documents.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following:

99.1         Junior Secured Convertible Note Purchase Agreement, dated March 11, 2015 (Filed as Exhibit 10.5 to Form 8-K by the Company with the Securities and Exchange Commission on March 16, 2015).

99.2         Junior Secured Convertible Note Purchase Agreement, dated December 16, 2015 (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on December 17, 2015).

99.3         Junior Secured Convertible Note Purchase Agreement, dated December 27, 2016 (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on December 30, 2016).

99.4         Amended and Restated Security Agreement, dated December 27, 2016 (Filed as Exhibit 10.4 to Form 8-K by the Company with the Securities and Exchange Commission on December 30, 2016).

99.5         Second Amended and Restated Subordination Agreement, dated December 27, 2016 (Filed as Exhibit 10.5 to Form 8-K by the Company with the Securities and Exchange Commission on December 30, 2016).

99.6         Amendment No. 2 to the Junior Secured Convertible Note Purchase Agreement (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on December 28, 2018).

99.7         Warrant to Purchase Common Stock, issued to Milfam II L.P. (Filed as Exhibit 10.2 to Form 8-K by the Company with the Securities and Exchange Commission on December 28, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019

By:	/s/Neil S. Subin
Neil S. Subin